EXHIBIT 21
Consolidated Subsidiaries of Hanover Capital Mortgage Holdings, Inc.

Subsidiary	Jurisdiction	d/b/a

Hanover Capital Partners 2, Ltd.	Delaware	None
Hanover Capital Securities, Inc. (1)	New York	None
Hanover SPC-A, Inc.	Delaware	None
Unconsolidated Subsidiaries of Hanover Capital Mortgage Holdings, Inc.

Subsidiary	Jurisdiction	d/b/a

Hanover Statutory Trust I	Delaware	None
Hanover Statutory Trust II	Delaware	None
(1)	Subsidiary of Hanover Capital Partners 2, Ltd.